June 27, 2018

William A. Hickey, Jr.
Executive Vice President and Chief Financial Officer
Kingsway Financial Services Inc.
45 St. Clair Avenue West, Suite 400
Toronto, Ontario M4V 1K9
Canada

       Re: Kingsway Financial Services Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 16, 2018
           Form 8-K Dated February 20, 2018
           Filed February 20, 2018
           Form 10-Q for the Quarterly Period Ended March 31, 2018 Filed May 14, 2018
           File No. 001-15204

Dear Mr. Hickey:

       We have reviewed your response dated May 23, 2018 to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
April 25, 2018 letter.

Form 10-K for the Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements
Note 13: Unpaid Loss and Loss Adjustment Expenses
(a) Property & Casualty, page 85

1. Please refer to your response to our prior comment 4. The disruption within the claims
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FirstName Financial Services Inc.Hickey, Jr.
Kingsway LastNameWilliam A.
Comapany NameKingsway Financial Services Inc.
June 27, 2018
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         staff and the closing of claims that occurred in 2016 appears to have resulted in the misuse of facts that existed at the time the December 31, 2016 financial statements were prepared, which resulted in property and casualty loss and loss adjustment expenses not being properly recorded in the year ended December 31, 2016. As such, please tell us why restatement of the your financial statements in accordance with ASC 250-10-45 is not necessary.
2. Please refer to your response to our prior comment 5. Represent to us that in your future filings, assuming disclosures pursuant to ASC 944-40-50 are applicable to you, you will include separate incurred and paid loss development tables for liability coverage versus for physical damage coverage related to non-standard automobile insurance as depicted in your response. In this regard, liability coverage appears to have significantly different characteristics than damage coverage. Refer to ASC 944-40-50-4H.
(b) Vehicle Service Agreements, page 88

3. We acknowledge your response to prior comment 6 and have the following additional comments:
           Please clarify for us whether you intend to continue to characterize the table you present on page 88 and the liability account on your balance sheet as a liability for vehicle service agreement unpaid loss and loss adjustment expenses (L&LAE) when you indicate in your response that only an insignificant component relates to unpaid
            L&LAE. If so, please explain why.
           As it appears from your response that third-party insurers bear the insurance risk for your vehicle service agreement, clarify for us whether you are an agent on their behalf.
            If so:
            o Tell us how the claims paid on the insurers behalf are presented in your statements of operations;
            o Explain whether you are the principal or agent for the claims payments;
            o Explain whether the $2,779,000 liability recorded at December 31, 2018 is essentially incremental deferred service fees; and
            o Provide us proposed disclosure for your Business section that clearly indicates that third-party insurers bear the risk of loss.
           Explain to us why the tables you provide on the 13th page of your response that present a deferred service fee liability of $40,029,000 million at December 31, 2017 is greater than the $39,741,000 amount presented on your balance sheet.
Form 8-K Dated February 20, 2018

Exhibits

4. We acknowledge your response to prior comment 10. Please represent to us that you will revise future earnings releases furnished on Forms 8-K to reflect the following:
           To present the order of the reconciliations from the most comparable GAAP amount to
 William A. Hickey, Jr.
Kingsway Financial Services Inc.
June 27, 2018
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             the non-GAAP amount consistent with the presentation in your response;
             To remove the double negative in your non-GAAP adjustments presented in the reconciliations in your response (i.e., additions to the GAAP amount should not be presented in brackets); and
             Remove the non-GAAP reconciling item that adds back your corporate expenses from your "adjusted operating loss" as they are normal, recurring, cash operating expense necessary to operate your business as stipulated in CDI 100.01 on Non-GAAP
             Financial Measures.
Form 10-Q for the Quarterly Period Ended March 31, 2018

Notes to Consolidated Financial Statements
Note 12: Revenue From Contracts With Customers, page 19

5. Please refer to your response to prior comment 2 and address the following:
           Although you represent in your response that Trinity acts as an agent on behalf of third-party insurance companies that underwrite and guaranty the relevant warranty contracts, it appears from your disclosure in the third paragraph of the Extended
            Warranty Products section on page 8 of your 2017 Form 10-K that the warranty contract is an agreement between Trinity and the purchaser of the relevant equipment.
            Please provide us proposed revised disclosure to be included in future filings that removes the implication that Trinity underwrites the warranty products.
           For warranty products where you earn both sales commissions and ongoing service fees, please tell us how you allocate the relevant transaction price to the underlying performance obligations under ASC Topic 606 and reference for us the authoritative literature you relied upon to support your accounting.
Note 21: Subsequent Event, page 29

6. Regarding the letter of intent to sell your Insurance Underwriting Segment in which you expect to incur a loss of approximately $8.5 million upon its sale expected to close in the third quarter of 2018, please provide us your computation of the $8.5 million loss and tell us why it is not indicative of any asset impairments and/or any unfavorable loss reserve development associated with the Insurance Underwriting Segment before the third quarter
         2018.
       You may contact Mark Brunhofer at (202) 551-3638 or Jim Rosenberg at
(202) 551-
3679 with any questions.

FirstName LastNameWilliam A. Hickey, Jr.
Comapany NameKingsway Financial Services Inc.
                                                              Division of
Corporation Finance
June 27, 2018 Page 3                                          Office of
Healthcare & Insurance
FirstName LastName